CUSIP No. 00817R03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

AETRIUM INCORPORATED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00817R03
(CUSIP Number)

Concerned Aetrium Shareholders
c/o Jeffrey E. Eberwein
4 Lockwood Avenue
Old Greenwich, Connecticut 06870
(917) 576-9420

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		605,887
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
605,887
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
605,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Archer Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,112,820
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,112,820
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,112,820
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Archer Focus Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
447,065
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
447,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
447,065
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.15%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Archer Equity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
665,755
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
665,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
665,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.18%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Steven Markusen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,112,820
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,112,820
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,112,820
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
GLOBALTEL HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Dilip Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Richard K. Coleman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		50,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
50,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Galen Vetter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		84,402
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
84,402
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,402
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alfred John Knapp, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		50,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
50,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Andover Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		50,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
50,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.46%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 4 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on August 14, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Aetrium Incorporated (the “Issuer” or the “Company”), and amended on August 30, 2012 (“Amendment No. 1”), September 20, 2012 (“Amendment No. 2”), October 2, 2012 (“Amendment No. 3”) and October 9, 2012 (“Amendment No. 4”) is hereby amended by this Amendment No. 5 to furnish additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 2350 Helen Street, North St. Paul, Minnesota 55109.

Item 2.       Identity and Background

Item 2 of the Initial 13D is hereby amended to add the following:

In connection with the Settlement Agreement and Mutual Release dated January 31, 2013 (the “Settlement Agreement”) defined and described in Item 4 below, the incumbent Board of Directors of the Issuer (the “Board”) increased the size of the Board to a total of eleven (11) members and appointed Jeffrey E. Eberwein, Alfred John Knapp, Jr., Richard K. Coleman, Jr., Galen Vetter and Charles M. Gillman (collectively, the “CAS Directors”) to fill the five (5) newly created vacancies on the Board.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 1 is hereby amended to add the following:

•
As of the date hereof, Archer Focus owns 447,065 shares of Common Stock and had invested approximately $495,182.90 (including commissions and fees) in such shares.  The shares of Common Stock owned by Archer Focus were purchased with working capital of Archer Focus on the open market.

•
As of the date hereof, Archer Equity owns 665,755 shares of Common Stock and had invested approximately $854,873.72 (including commissions and fees) in such shares.  The shares of Common Stock owned by Archer Equity were purchased with working capital of Archer Equity on the open market.

•	As of the date hereof neither Archer Advisors nor Mr. Markusen directly own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

Item 4 of Amendment No. 4 is hereby amended to add the following:

On January 31, 2013 the Company and the Concerned Aetrium Shareholders entered into the Settlement Agreement.  The following description of the terms Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

Pursuant to the terms of the Settlement Agreement, (a) the incumbent members of the Board increased the size of the Board to a total of eleven (11) members and appointed the CAS Directors to fill the five (5) newly created Board vacancies, (b) the Company announced its 2013 Annual Meeting of shareholders will be held on May 15, 2013, (c) the incumbent members of the Board and the CAS Directors agreed to confer to determine whether accord can be reached on a slate of directors to be submitted by the Company at the 2013 Annual Meeting, and (d) if agreement cannot be reached on a negotiated slate, each of the Company and Concerned Aetrium Shareholders will be free to propose competing five (5) member slates for vote at the 2013 Annual Meeting.  In addition, each of the

Company and Concerned Aetrium Shareholders dismissed their competing claims in the pending litigation between the parties, and the Issuer agreed to pay the Concerned Aetrium Shareholders $85,000 as part of the settlement of the litigation.

On February 1, 2013, the Issuer and the Concerned Aetrium Shareholders issued a joint press release announcing the execution of the Settlement Agreement.

Item 5.                      Interest in Securities of the Issuer

Item 5 of Amendment No. 1 is hereby amended to add the following:

As of the date hereof, Archer Focus directly owns 447,065 shares of Common Stock (approximately 4.15%) (the “Focus Shares”).  As of the date hereof, Archer Equity directly owns 665,755 shares of Common Stock (approximately 6.18%) (the “Equity Shares”, and collectively with the Focus Shares the “Archer Shares”).  As the managing member of each of Archer Focus and Archer Equity, Archer Advisors is in possession of sole voting and investment power for the Archer Shares and may also be deemed to beneficially own the Archer Shares.  As managing member of Archer Advisors, Mr. Markusen is in possession of sole voting and investment power for the Archer Shares, and may also be deemed to beneficially own the Archer Shares.  Mr. Markusen does not own any shares of Common Stock directly and disclaims beneficial ownership of the Archer Shares.  Archer Advisors does not own any shares of Common Stock directly and disclaims beneficial ownership of the Archer Shares.  Each of Archer Focus and Archer Equity disclaim beneficial ownership of the shares held by the other.

In addition, CAS may be deemed to beneficially own the 1,903,109 shares of Common Stock of the Issuer (approximately 17.65%) held by all of the Reporting Persons combined, and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person

Since the filing of Amendment No 4, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer:

Archer Focus
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
10/9/2012	1,200	984.00	0.8200	Open Market
10/11/2012	5,399	3,995.26	0.7400	Open Market
10/12/2012	250	175.00	0.7000	Open Market
10/26/2012	14,650	8,790.00	0.6000	Open Market
10/31/2012	9,200	5,888.00	0.6400	Open Market

Archer Equity
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
10/11/2012	2,000	1,497.00	0.7485	Open Market

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended to add the following:

On January 31, 2013, the Concerned Aetrium Shareholders and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.                      Material to be Filed as Exhibits

Item 7 of Amendment No. 4 is hereby amended to add the following exhibit:

Exhibit 99.2                      Settlement Agreement and Mutual Release by and among the Issuer, the Issuer’s incumbent Board of Directors and the Concerned Aetrium Shareholders dated January 31, 2013.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

/s/ Galen Vetter	/s/ Jeffrey Eberwein
GALEN VETTER	JEFFREY EBERWEIN

GLOBALTEL HOLDINGS LLC	BOSTON AVENUE CAPITAL LLC

/s/ Dilip Singh	/s/ Stephen J. Heyman
Manager	Manager

/s/ Dilip Singh	BOSTON AVENUE CAPITAL LLC
DILIP SINGH
/s/ James F. Adelson
Manager
/s/ Richard K. Coleman Jr.
RICHARD K. COLEMAN JR.

/s/ Stephen J. Heyman
ANDOVER GROUP, INC.	STEPHEN J. HEYMAN

/s/ A. John Knapp Jr.	/s/ James F. Adelson
President	JAMES F. ADELSON

/s/ A. John Knapp Jr.	/s/ Charles M. Gillman
ALFRED JOHN KNAPP Jr.	CHARLES M. GILLMAN

ARCHER ADVISORS, LLC	ARCHER FOCUS FUND, LLC

/s/ Steven Markusen	/s/ Steven Markusen
Managing Member	Managing Member

ARCHER EQUITY FUND, LLC	/s/ Steven Markusen
STEVEN MARKUSEN
/s/ Steven Markusen
Managing Member